# SEC Schedule 13G/A (Amendment No. 29) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Boston Beer Company, Inc., CIK 0000949870
CUSIP: 100557107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: One Design Center Pl., Suite 850, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000914427-01-000028
Filed by CIK 0001008079

## Reporting persons
- C. James Koch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,235,692; shared voting power 0; sole dispositive power 2,084,283; shared dispositive power 0; aggregate amount beneficially owned 2,271,472 (19.99% of the class)
  Comment: The aggregate amount of shares beneficially owned by the Reporting Person includes 2,068,000 shares of Class B Common Stock, which are immediately convertible to Class A Common Stock at the Reporting Person's election.

## Item 1. Issuer
Name of issuer: The Boston Beer Company, Inc.
Address of issuer's principal executive offices: One Design Center Place Suite 850 Boston, MA 02210

## Item 2. Person Filing
Name of person filing: C. James Koch
Address of principal business office or, if none, residence:
The Boston Beer Company, Inc.
One Design Center Place
Suite 850
Boston, MA 02210
Citizenship: USA

## Item 4. Ownership
Amount beneficially owned: 2,271,472
Percent of class: 19.99%. Mr. Koch beneficially owns 19.68 percent of the Issuer's Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 35,780 shares of Class A Common Stock of the Issuer. Beneficial ownership of such shares would constitute beneficial ownership of an additional 0.31 percent of the Issuer's Class A Common Stock.
Sole power to vote or to direct the vote: 2,235,692
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,084,283
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- C. James Koch: /s/ C. James Koch, Chairman & Founder (02/07/2025)